Exhibit 99.2

Consolidated Interim Financial Statements of

(Unaudited)

neptune technologies & Bioressources inc.

For the three-month periods ended June 30, 2017 and May 31, 2016 neptune technologies & bioressources inc.

Consolidated Interim Financial Statements

(Unaudited)

For the three-month periods ended June 30, 2017 and May 31, 2016

Financial Statements
Consolidated Interim Statements of Financial Position	1
Consolidated Interim Statements of Earnings and Comprehensive Loss	2
Consolidated Interim Statements of Changes in Equity	3
Consolidated Interim Statements of Cash Flows	5
Notes to Consolidated Interim Financial Statements	6

Notice:

These interim financial statements have not been reviewed by the Corporation’s auditors.

neptune technologies & bioressources inc.

Consolidated Interim Statements of Financial Position

(Unaudited)

June 30, 2017 and March 31, 2017

	June 30,	March 31,
	2017	2017
Assets

Current assets:
Cash and cash equivalents	$9,494,711	$15,802,363
Trade and other receivables	11,886,323	13,559,469
Tax credits receivable	66,548	139,932
Prepaid expenses	1,615,580	684,261
Inventories (note 4)	15,289,265	13,242,735
Other financial asset (note 14 (iii))	60,846	–
	38,413,273	43,428,760

Restricted short-term investments	2,586,000	2,745,000
Property, plant and equipment (note 5)	45,260,416	45,864,367
Intangible assets (note 6)	11,617,091	11,947,693
Goodwill	6,750,626	6,750,626
Tax credits recoverable	152,464	152,464
Deferred tax assets	285,553	265,461
Other financial asset (note 14)	47,761	65,745
Total assets	$105,113,184	$111,220,116

Liabilities and Equity

Current liabilities:
Trade and other payables	$7,491,917	$9,993,019
Loans and borrowings (note 7)	7,495,205	7,192,315
Deferred revenues	520,264	549,675
Other financial liability (note 14 (iii))	110,040	–
	15,617,426	17,735,009

Deferred lease inducements	311,618	326,456
Long-term payable	746,211	795,072
Loans and borrowings (note 7)	14,222,354	15,739,229
Unsecured convertible debentures	1,457,520	1,406,365
Other financial liability (note 14 (ii))	73,350	417,747
Total liabilities	32,428,479	36,419,878

Equity:
Share capital (note 8)	128,049,413	127,201,343
Warrants (note 8 (b))	648,820	648,820
Contributed surplus	35,061,920	33,335,136
Accumulated other comprehensive loss	(438,036)	(427,350)
Deficit	(98,556,129)	(97,010,523)
Total equity attributable to equity holders of the Corporation	64,765,988	63,747,426

Non-controlling interest (note 9)	5,630,235	7,435,948
Subsidiary warrants, options and other equity (note 9)	2,288,482	3,616,864
Total equity attributable to non-controlling interest	7,918,717	11,052,812
Total equity	72,684,705	74,800,238

Commitments and contingencies (note 15)
Subsequent event (note 18)
Total liabilities and equity	$105,113,184	$111,220,116

See accompanying notes to unaudited consolidated interim financial statements.

1

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Earnings and Comprehensive Loss

(Unaudited)

For the three-month periods ended June 30, 2017 and May 31, 2016

	June 30,	May 31,
	2017	2016

Revenue from sales	$6,297,026	$11,129,949
Royalty revenues	233,788	127,456
Total revenues	6,530,814	11,257,405
Cost of sales (note 4)	(4,087,982)	(7,737,420)
Gross margin	2,442,832	3,519,985

Research and development expenses	(1,837,955)	(2,242,679)
Research tax credits and grants	43,929	32,771
	(1,794,026)	(2,209,908)
Selling, general and administrative expenses	(3,637,048)	(3,756,610)
Loss from operating activities	(2,988,242)	(2,446,533)

Finance income (note 10)	23,692	14,728
Finance costs (note 10)	(710,802)	(1,129,213)
Change in fair value of derivative assets and liabilities (note 14 (ii) and (iii))	287,905	28,505
	(399,205)	(1,085,980)
Loss before income taxes	(3,387,447)	(3,532,513)

Income tax recovery (expense) (note 12)	20,092	(291,679)
Net loss	(3,367,355)	(3,824,192)

Other comprehensive loss (that may be reclassified subsequently to net loss)
Unrealized loss on available-for-sale investment (note 14 (i))	(31,655)	(73,050)
Net change in unrealized gains on derivatives designated as cash flow hedges (note 14 (iii))	20,969	15,763
Total other comprehensive loss	(10,686)	(57,287)

Total comprehensive loss	$(3,378,041)	$(3,881,479)

Net loss attributable to:
Equity holders of the Corporation	$(1,545,606)	$(2,156,773)
Non-controlling interest	(1,821,749)	(1,667,419)
Net loss	$(3,367,355)	$(3,824,192)

Total comprehensive loss attributable to:
Equity holders of the Corporation	$(1,556,292)	$(2,214,060)
Non-controlling interest	(1,821,749)	(1,667,419)
Total comprehensive loss	$(3,378,041)	$(3,881,479)

Basic and diluted loss per share	$(0.02)	$(0.03)

Basic and diluted weighted average number of common shares	78,305,937	77,945,548

See accompanying notes to unaudited consolidated interim financial statements.

2

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the three-month periods ended June 30, 2017 and May 31, 2016

	Attributable to equity holders of the Corporation								Attributable to non-controlling interest
	Share Capital				Accumulated other comprehensive loss				Subsidiary warrants,
	Number	Dollars	Warrants	Contributed surplus	Available- for-sale investment	Cash flow hedges	Deficit	Total	options and other equity	Non- controlling interest	Total	Total equity
Balance at March 31, 2017	77,974,648	$127,201,343	$648,820	$33,335,136	$(420,052)	$(7,298)	$(97,010,523)	$63,747,426	$3,616,864	$7,435,948	$11,052,812	$74,800,238

Net loss for the period	–	–	–	–	–	–	(1,545,606)	(1,545,606)	–	(1,821,749)	(1,821,749)	(3,367,355)
Other comprehensive loss for the period	–	–	–	–	(31,655)	20,969	–	(10,686)	–	–	–	(10,686)
Total comprehensive loss for the period	–	–	–	–	(31,655)	20,969	(1,545,606)	(1,556,292)	–	(1,821,749)	(1,821,749)	(3,378,041)

Transactions with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 11)	–	–	–	361,834	–	–	–	361,834	35,508	–	35,508	397,342
Liability settled in shares (note 8 (a))	630,681	848,070	–	–	–	–	–	848,070	–	–	–	848,070
Total contributions by and distribution to equity holders	630,681	848,070	–	361,834	–	–	–	1,209,904	35,508	–	35,508	1,245,412

Change in ownership interests in subsidiaries that do not result in a loss of control
Expiry of Acasti options and call-options (note 9 (i))	–	–	–	1,363,890	–	–	–	1,363,890	(1,363,890)	–	(1,363,890)	–
Convertible debenture interest settled in shares (note 9 (ii))	–	–	–	1,060	–	–	–	1,060	–	16,036	16,036	17,096
Total changes in ownership interest in subsidiaries	–	–	–	1,364,950	–	–	–	1,364,950	(1,363,890)	16,036	(1,347,854)	17,096

Total transactions with equity holders	630,681	848,070	–	1,726,784	–	–	–	2,574,854	(1,328,382)	16,036	(1,312,346)	1,262,508

Balance at June 30, 2017	78,605,329	$128,049,413	$648,820	$35,061,920	$(451,707)	$13,671	$(98,556,129)	$64,765,988	$2,288,482	$5,630,235	$7,918,717	$72,684,705

See accompanying notes to unaudited consolidated interim financial statements.

3

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Changes in Equity (continued)

(Unaudited)

For the three-month periods ended June 30, 2017 and May 31, 2016

	Attributable to equity holders of the Corporation								Attributable to non-controlling interest
	Share Capital				Accumulated other comprehensive loss				Subsidiary warrants,
	Number	Dollars	Warrants	Contributed surplus	Available- for-sale investment	Cash flow hedges	Deficit	Total	options and other equity	Non- controlling interest	Total	Total equity
Balance at February 29, 2016	77,974,648	$127,201,343	$648,820	$29,871,114	$(315,347)	$(37,049)	$(103,923,751)	$53,445,130	$5,548,482	$7,931,269	$13,479,751	$66,924,881

Net loss for the period	–	–	–	–	–	–	(2,156,773)	(2,156,773)	–	(1,667,419)	(1,667,419)	(3,824,192)
Other comprehensive loss for the period	–	–	–	–	(73,050)	15,763	–	(57,287)	–	–	–	(57,287)
Total comprehensive loss for the period	–	–	–	–	(73,050)	15,763	(2,156,773)	(2,214,060)	–	(1,667,419)	(1,667,419)	(3,881,479)

Transactions with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 11)	–	–	–	417,502	–	–	–	417,502	64,340	–	64,340	481,842
Total contributions by and distribution to equity holders	–	–	–	417,502	–	–	–	417,502	64,340	–	64,340	481,842

Change in ownership interests in subsidiaries that do not result in a loss of control
Expiry of Acasti options and call-options (note 9 (iii))	–	–	–	309,398	–	–	–	309,398	(309,398)	–	(309,398)	–
Total changes in ownership interest in subsidiaries	–	–	–	309,398	–	–	–	309,398	(309,398)	–	(309,398)	–

Total transactions with equity holders	–	–	–	726,900	–	–	–	726,900	(245,058)	–	(245,058)	481,842

Balance at May 31, 2016	77,974,648	$127,201,343	$648,820	$30,598,014	$(388,397)	$(21,286)	$(106,080,524)	$51,957,970	$5,303,424	$6,263,850	$11,567,274	$63,525,244

See accompanying notes to unaudited consolidated interim financial statements.

4

neptune technologies & bioressources inc.

Consolidated Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended June 30, 2017 and May 31, 2016

	June 30,	May 31,
	2017	2016

Cash flows used in operating activities:
Net loss for the period	$(3,367,355)	$(3,824,192)
Adjustments:
Depreciation of property, plant and equipment	691,568	607,039
Amortization of intangible assets	335,514	186,655
Stock-based compensation	397,342	481,842
Recognition of deferred revenues	(209,193)	(320,371)
Amortization of deferred lease inducements	(14,838)	(14,839)
Net finance expense	399,205	1,085,980
Realized foreign exchange gain (loss)	(106,058)	31,195
Charge on settlement of liability	90,385	–
Income tax (recovery) expense	(20,092)	291,679
	(1,803,522)	(1,475,012)
Changes in operating assets and liabilities (note 13)	(2,385,639)	302,962
	(4,189,161)	(1,172,050)
Cash flows from investing activities:
Maturity of short-term investments	263,000	9,378,230
Acquisition of short-term investments	(104,000)	(8,362,592)
Interest received	23,692	12,312
Acquisition of property, plant and equipment	(151,382)	(604,891)
Acquisition of intangible assets	(18,020)	(2,726)
	13,290	420,333
Cash flows (used in) from financing activities:
Variation of the bank line of credit	–	(360,000)
Repayment of loans and borrowings	(1,230,452)	(2,109,196)
Increase in long-term debt, net of finance costs	–	3,675,034
Interest paid	(432,905)	(533,201)
Payment of Acasti public offering transaction costs	(380,765)	–
Payment of Acasti debt issuance transaction costs	(40,305)	–
	(2,084,427)	672,637
Foreign exchange loss on cash and cash equivalents held in foreign currencies	(47,354)	(117,292)
Net decrease in cash and cash equivalents	(6,307,652)	(196,372)
Cash and cash equivalents as at April 1st 2017 and March 1st, 2016	15,802,363	5,472,927
Cash and cash equivalents as at June 30, 2017 and May 31, 2016	$9,494,711	$5,276,555

Cash and cash equivalents is comprised of:
Cash	$7,090,583	$5,276,555
Cash equivalents	2,404,128	–

See accompanying notes to unaudited consolidated interim financial statements.

5

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended June 30, 2017 and May 31, 2016

1.     Reporting entity:

Neptune Technologies & Bioressources Inc. (the "Corporation" or "Neptune") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated financial statements of the Corporation comprise the Corporation and its main subsidiaries, Biodroga Nutraceuticals Inc. ("Biodroga") and Acasti Pharma Inc. ("Acasti"). The Corporation focuses on the commercialization of products derived from marine biomasses for the nutraceutical and pharmaceutical industries and on the development of a drug candidate through Acasti.

Beginning in fiscal 2017, the Corporation’s fiscal year ended on March 31. As a result, these financial statements and corresponding notes to financial statements include different three-month periods: the three-month period ended June 30, 2017 and three-month period ended May 31, 2016. Financial information for the three-month period ended June 30, 2016 has not been included in these financial statements for the following reasons: (i) the three-month period ended May 31, 2016 provides a meaningful comparison for the three-month period ended June 30, 2017; (ii) there are no significant factors, seasonal or otherwise, that would impact the comparability of information if the results for the three-month period ended June 30, 2016 were presented in lieu of results for the three-month period May 31, 2016; and (iii) it was not practicable or cost justified to prepare this information.

Neptune is a wellness products company, with more than 50 years of combined experience in the industry. The Company develops turnkey solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and variety of other marine and seed oils. Neptune also sells premium krill oil directly to consumers through web sales at www.oceano3.com. Leveraging our scientific, technological and innovative expertise, Neptune is working to develop unique extractions in high potential growth segments such as in the medical cannabis field.

Neptune is also pursuing opportunities in the prescription drug markets, through its subsidiary Acasti. Acasti is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre® (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population.

Management believes that its available cash and cash equivalents, available financing, expected gross margin on sales of product, expected royalty payments and tax credits will be sufficient to finance the Corporation’s nutraceutical operations during the ensuing twelve-month period.

Should management’s expectations not materialize, further financing may be required to support the Corporation’s nutraceutical operations in the near future, including accessing capital markets or incurring additional debt, an assumption management is comfortable with although there is no assurance that the Corporation can indeed access capital markets or arrange additional debt financing.

In addition, Acasti, the Corporation subsidiary representing the cardiovascular segment, is subject to a number of risks associated with the successful development of new pharmaceutical products and their marketing, the conduct of clinical studies and their results and the establishment of strategic alliances. It is anticipated that the products developed by Acasti will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. Acasti will have to finance its research and development activities and clinical studies. To achieve the objectives of its business plan, Acasti plans to raise additional necessary capital and proactively establish strategic alliances. The ability of Acasti to ultimately achieve profitable operations in the longer term is dependent on a number of factors outside Acasti management’s control. Acasti raised additional funds during the thirteen-month period ended March 31, 2017, is working towards development of strategic partner relationships and plans to raise additional funds in the future, but there can be no assurance as to when or whether Acasti will complete any financing or strategic collaborations. In particular, raising financing is subject to market conditions and not within Acasti’s control. There exists a material uncertainty that casts substantial doubt about Acasti’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business.

Refer to note 2 for the basis of preparation of the consolidated financial statements.

6

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended June 30, 2017 and May 31, 2016

2.    Basis of preparation:

(a)	Statement of compliance:

These consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited consolidated annual financial statements. These consolidated interim financial statements have been prepared under IFRS in accordance with IAS 34, Interim Financial Reporting. Certain information, in particular the accompanying notes, normally included in the consolidated annual financial statements prepared in accordance with IFRS, has been omitted or condensed. Accordingly, the consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements and the notes thereto for the thirteen-month period ended March 31, 2017.

The consolidated interim financial statements were approved by the Board of Directors on August 14, 2017.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for the following:

•	Share-based compensation transactions which are measured pursuant to IFRS 2, Share-based payment (note 11);

•	Available for sale financial assets which are measured at fair value (note 14 (i));

•	Derivative hedging financial instrument which is measured at fair value (note 14 (iii)); and

•	Derivative warrant liabilities which are measured at fair value (note 14 (ii)).

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

(c)	Functional and presentation currency:

These consolidated interim financial statements are presented in Canadian dollars, which is the Corporation and its subsidiaries’ functional currency.

(d)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•	The use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the consolidated financial statements. These consolidated financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business (see note 1);

7

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended June 30, 2017 and May 31, 2016

2.    Basis of preparation (continued):

(d)	Use of estimates and judgments (continued):

•	Assessing the recognition of contingent liabilities, which requires judgment in evaluating whether there is a probable outflow of economic benefits that will be required to settle matters subject to litigation (note 15);

•	Determining that the Corporation has de facto control over its subsidiary Acasti (note 9);

•	Assessing the criteria for recognition of tax assets (note 12).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Estimating the recoverable amount of non-financial assets.

Also, the Corporation uses it best estimate to determine the net realizable values of inventories based on obsolescence and market conditions.

3.    Significant accounting policies:

The accounting policies and basis of measurement applied in these consolidated interim financial statements are the same as those applied by the Corporation in its consolidated financial statements for the thirteen-month period ended March 31, 2017, except as disclosed below.

Change in accounting policies:

The following is an amendment to standards applied by the Corporation in the preparation of these consolidated interim financial statements.

Statement of Cash Flows:

In January 2016, the IASB amended IAS 7, Statement of Cash Flows, to require an entity to disclose the following changes in liabilities arising from financing activities (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. One way to fulfil the new disclosure requirement is to provide a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities. In addition, if an entity provides the required disclosure with disclosures of changes in other assets and liabilities, it must disclose the changes in liabilities arising from financing activities separately from changes in those other assets and liabilities. The amendments to IAS 7 are effective for annual periods beginning on or after January 1, 2017, with earlier adoption permitted. The Corporation adopted this amendment for the annual period beginning on April 1, 2017. The Corporation will be providing additional disclosure in relation to the changes in liabilities arising from financing activities in its annual consolidated financial statements for the year ending March 31, 2018.

New standards and interpretations not yet adopted:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the three-month periods ended June 30, 2017 and May 31, 2016, and have not been applied in preparing these consolidated interim financial statements.

(i)	Financial instruments:

On July 24, 2014, the IASB issued the complete IFRS 9, Financial Instruments (IFRS 9 (2014)). It introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard also introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. The Corporation intends to adopt IFRS 9 (2014) in its consolidated financial statements for the annual period beginning on April 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

8

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended June 30, 2017 and May 31, 2016

3.    Significant accounting policies (continued):

(ii)	Revenue:

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The new standard is effective for fiscal years beginning on January 1, 2018, and is available for early adoption. The Corporation intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on April 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

(iii)	Leases:

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. The standard will require all leases of more than 12 months to be reported on a company’s statement of financial position as assets and liabilities. The new standard is effective for fiscal years beginning on January 1, 2019, and is available for early adoption. The Corporation intends to adopt IFRS 16 in its consolidated financial statements for the annual period beginning on April 1, 2019. The extent of the impact of adoption of the standard has not yet been determined.

(iv)	Amendments to IFRS 2 – Classification and Measurement of Share-Based Payment Transactions:

On June 20, 2016, the IASB issued amendments to IFRS 2, Share-Based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. Earlier application is permitted. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early, application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The Corporation intends to adopt the amendments to IFRS 2 in its consolidated financial statements for the annual period beginning on April 1, 2018. The extent of the impact of adoption of the amendments to the standard has not yet been determined.

(v)	Income tax:

On June 7, 2017, the IASB issued IFRIC 23 – Uncertainty over Income Tax Treatments (the “Interpretation”). The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted.

The Interpretation requires an entity to:

•	Contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;
•	Reflect an uncertainty in the amount of income tax payable (recoverable) if it is probable that it will pay (or recover) an amount for the uncertainty; and
•	Measure a tax uncertainty based on the most likely amount or expected value depending on whichever method better predicts the amount payable (recoverable).

The Corporation intends to adopt the Interpretation in its consolidated financial statements for the annual period beginning on April 1, 2019. The extent of the impact of adoption of the Interpretation has not yet been determined.

9

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended June 30, 2017 and May 31, 2016

4.    Inventories:

	June 30,	March 31,
	2017	2017

Raw materials	$4,828,803	$5,539,437
Work in progress	5,657,136	3,154,833
Finished goods	4,035,419	3,807,455
Supplies and spare parts	767,907	741,010
	$15,289,265	$13,242,735

For the three-month period ended June 30, 2017, the cost of sales of $4,087,982 ($7,737,420 for the three-month period ended May 31, 2016) was comprised of inventory costs of $3,943,047 ($7,683,322 for the three-month period ended May 31, 2016) which consisted of raw materials, consumables and changes in work in progress and finished goods and other costs of $144,935 ($54,098 for the three-month period ended May 31, 2016).

5.     Property, plant and equipment:

		Building	Laboratory,	Furniture
		and building	R&D and plant	and office	Computer
	Land	components	equipment	equipment	equipment	Total

Net carrying amounts:
March 31, 2017	$228,630	$20,394,915	$24,925,082	$193,053	$122,687	$45,864,367
June 30, 2017	228,630	20,187,202	24,540,292	183,337	120,955	45,260,416

6.     Intangible assets :

	Non-compete	Customer		License
	agreements	relationships	Patents	agreements	Trademarks	Total

Net carrying amounts:
March 31, 2017	$235,000	$3,588,500	$624,019	$7,336,948	$163,226	$11,947,693
June 30, 2017	202,000	3,486,200	584,063	7,177,464	167,364	11,617,091

10

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended June 30, 2017 and May 31, 2016

7.     Loans and borrowings:

This note provides information about the contractual terms of the Corporation’s interest-bearing loans and borrowings, which are measured at amortized cost.

	June 30,	March 31,
	2017	2017

Loans and borrowings:
Secured loan from Investissement Québec (“IQ”), principal balance authorized of $12,500,000, bearing interest at 8%, secured through a first-ranking mortgage on the plant and an additional mortgage on all movable assets, current and future, corporeal and incorporeal, and tangible and intangible, excluding Biodroga, reimbursable in monthly principal payments of $260,415 from January 2016 to December 2019.	$7,600,642	$8,347,506
Loan, bearing interest at prime rate plus 2.5% (plus 3.25% before October 14, 2016), secured through a first-ranking mortgage on all movable assets of Biodroga current and future, corporeal and incorporeal, and tangible and intangible, reimbursable in monthly principal payments of $89,286 and a final payment of $3,814,276 in December 2018. The interest risk of the loan is mitigated by an interest rate swap. The Corporation has reserved $2,350,000 of short-term investments as pledge for the loan. Amounts received are net of transaction costs of $197,789.	5,171,457	5,429,852
Loan, principal amount of 2.1 million GBP ($3,822,000), bearing interest at 12%, secured through a second-ranking mortgage on all assets, current and future, movable and immovable, and corporeal and incorporeal, excluding Biodroga, reimbursable in monthly principal payments of 63,636 GBP starting in July 2017, over a 33-month period. Amounts received are net of transaction costs of $155,689.	3,483,613	3,562,814
Balance of purchase price due to previous owners of Biodroga. An amount of $701,596 bearing interest at 5% until December 2018, reimbursable in quarterly principal payments of $93,750 from March 2016 to December 2018. An amount of $2,501,016 bearing interest at 7% until December 2018, reimbursable in quarterly principal payments of $328,125 from March 2017 to December 2018. Payments under these agreements are only payable if covenants on the loan at prime plus 2.5% above are respected.	3,202,612	3,202,612
Refundable contribution obtained from a federal program, principal balance authorized of $3,500,000, without collateral or interest, payable in monthly instalments of $58,333, from April 2016 to March 2021. The cash contribution received was initially recorded at its estimated fair value of $2,064,590, using a discount rate of 9%. The difference between amounts received and estimated fair value was recognized as government grants.	2,220,941	2,344,116
Finance lease liabilities, interest rate from 6.25% to 7.13%, payable in monthly instalments of $2,345, maturing in November 2018 and March 2019.	38,294	44,644

	21,717,559	22,931,544
Less current portion of loans and borrowings	7,495,205	7,192,315
Loans and borrowings	$14,222,354	$15,739,229

The Corporation has an authorized bank line of credit of $1,800,000 (expiring on August 31, 2017), of which $1,800,000 was available as at June 30, 2017.

11

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended June 30, 2017 and May 31, 2016

8.    Capital and other components of equity:

(a)	Liability settled in shares:

On May 9, 2017, Neptune issued 630,681 common shares of the Corporation at a price of $1.35 per common share as final payment of a liability of $858,000 (US$625,000). Total issue costs related to this transaction amounted to $9,930 and were recorded against share capital.

(b)	Warrants:

The warrants of the Corporation are composed of the following as at June 30, 2017 and March 31, 2017:

		June 30,		March 31,
		2017		2017
	Number		Number
	outstanding		outstanding
	and exercisable	Amount	and exercisable	Amount

Warrants IQ financing (i)	750,000	$648,820	750,000	$648,820

(i)	Exercise price of $3.37 and expiring on December 12, 2019.

9.     Non-controlling interests ("NCI"):

Changes in ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The differences between the considerations received and the non-controlling interest adjustments are recognized in equity.

Although the Corporation owns less than 50% of Acasti's shares and less than 50% of the voting power, management has determined that the Corporation controls the entity. Management concluded that the Corporation has control over Acasti on a de facto power basis as a large portion of other shareholders are passive in nature as demonstrated by voting patterns at previous shareholders’ meetings. Furthermore, the remaining voting rights in Acasti are widely dispersed and there is no indication that other shareholders exercise their votes collectively. As at June 30, 2017 and March 31, 2017, Neptune owns 34.43% and 34.45%, respectively (22.83% and 23.28% on a fully diluted basis, respectively), of Acasti shares and voting rights.

During the three-month period ended June 30, 2017, the Corporation’s participation in Acasti changed as follows:

(i)	Acasti options and call-options expired, which impacted the non-controlling interest for an amount of ($1,363,890);

(ii)	Acasti issued shares to settle convertible debentures interest, which impacted the non-controlling interest for an amount of $16,036.

During the three-month period ended May 31, 2016, the Corporation’s participation in Acasti changed as follows:

(iii)	Acasti options and call-options expired, which impacted the non-controlling interest for an amount of ($309,398).

12

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended June 30, 2017 and May 31, 2016

9.     Non-controlling interests ("NCI") (continued):

Subsidiary options, call-options and broker warrants granted as share-based payments and other equity granted by the Corporation or its subsidiary Acasti:

		June 30,		March 31,
		2017		2017

	Number		Number
	outstanding	Amount	outstanding	Amount

Stock options plan (note 11 (d))	2,377,188	$1,745,200	1,424,788	$2,298,541
Call-options (note 11 (e))	23,750	90,443	145,750	865,484
Series 2017 – Broker warrants (i)	234,992	143,932	234,992	143,932
2017 Unsecured convertible debenture conversion option and contingent warrants (ii)	1,052,630	308,907	1,052,630	308,907
	3,688,560	$2,288,482	2,858,160	$3,616,864

(i)	Warrant to acquire one share of Acasti at an exercise price of $2.15, expiring on February 21, 2018.
(ii)	Conversion option and contingent warrants to acquire one share of Acasti at an exercise price of $1.90, expiring on February 21, 2020.

Other subsidiary warrants outstanding that could impact non-controlling interest in the future:

		June 30,		March 31,
		2017		2017

	Number		Number
	outstanding	Amount	outstanding	Amount

Series 8 - Public offering warrants 2014 liability classified (592,500 held by Neptune) (iii)	18,400,000	$73,350	18,400,000	$202,610
Series 9 - Private placement warrants 2014 (iv)	161,654	–	161,654	–
Public offering warrants 2017 (v)	1,965,259	–	1,965,259	–
	20,526,913	$73,350	20,526,913	$202,610

(iii)	In order to obtain one share of Acasti at an exercise price of US$15.00, 10 warrants must be exercised. Warrants expire on December 3, 2018.
(iv)	Warrant to acquire one share of Acasti at an exercise price of $13.30, expiring on December 3, 2018.
(v)	Warrant to acquire one share of Acasti at an exercise price of $2.15, expiring on February 21, 2022.

13

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended June 30, 2017 and May 31, 2016

10.   Finance income and finance costs:

(a)	Finance income:

	June 30,	May 31,
	2017	2016
	(3 months)	(3 months)

Interest income	$23,692	$14,728

(b)	Finance costs:

	June 30,	May 31,
	2017	2016
	(3 months)	(3 months)

Interest charges and other finance costs	$(555,501)	$(634,856)
Interest expense on unsecured convertible debentures	(91,046)	–
Foreign exchange loss	(64,255)	(494,357)
Finance costs	$(710,802)	$(1,129,213)

11.   Share-based payments:

At June 30, 2017, the Corporation had the following share-based payment arrangements:

Share-based payments on shares of the Corporation:

(a)	Corporation stock option plan:

(i)	Stock option plan:

The Corporation has established a stock option plan for directors, officers, employees and consultants. Awards under the plan grants a participant the right to purchase a certain number of Common Shares, subject to certain conditions described below, at an exercise price equal to at least the Market Price (as defined after) of the Common Shares on the grant date. The “Market Price” of Common Shares as of a particular date shall generally mean the VWAP (volume weighted average trading price of the Common Shares) obtained for such Common Shares on the TSX (and if listed on more than one stock exchange, then the highest of such closing prices) during the last ten (10) Business Day prior to the Grant Date (10-day VWAP). The terms and conditions for exercising options and purchasing the underlying Common Shares are set by the Board of Directors, and subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months and a gradual and equal acquisition of vesting rights at least on a quarterly basis. The Corporation can issue a number of Common Shares not exceeding 15% of the number of Common Shares issued and outstanding at the time of any grant pursuant to the stock option plan. The total number of Common Shares issuable to a single holder pursuant to the stock option plan cannot exceed 5% of the Corporation’s total issued and outstanding Common Shares at the time of the grant, with the maximum of 2% for any one consultant.

14

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended June 30, 2017 and May 31, 2016

11.   Share-based payments (continued):

(a)	Corporation stock option plan (continued):

(i)	Stock option plan (continued):

The number and weighted average exercise prices of stock options are as follows:

		2017		2016
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1, 2017 and March 1, 2016	$1.92	3,765,000	$2.50	4,242,025
Granted	1.36	956,407	1.63	596,000
Forfeited	1.64	(361,847)	3.29	(219,461)
Expired	3.06	(150,000)	3.21	(167,437)
Options outstanding at June 30, 2017 and May 31, 2016	1.77	4,209,560	2.30	4,451,127

Exercisable options at June 30, 2017 and May 31, 2016	$1.98	2,140,000	$2.70	2,289,752

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the three-month periods ended:

	2017	2016
Exercise price	$1.36	$1.63
Share price	$1.36	$1.63
Dividend	‒	‒
Risk-free interest	0.92%	0.71%
Estimated life	3.46 years	3.50 years
Expected volatility	49.29%	48.03%

The weighted average fair value of the options granted to employees during the three-month period ended June 30, 2017 is $0.49 ($0.54 for the three-month period ended May 31, 2016). 200,000 options were granted to non-employees during the three-month period ended June 30, 2017 (nil for the three-month period ended May 31, 2016).

Stock-based compensation recognized under this plan amounted to $166,449 for the three-month period ended June 30, 2017 ($208,531 for the three-month period ended May 31, 2016).

15

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended June 30, 2017 and May 31, 2016

11.   Share-based payments (continued):

(a)	Corporation stock option plan (continued):

(ii)	Performance options:

On October 16, 2015, the Corporation granted 625,000 performance options under the Corporation stock option plan at an exercise price of $1.55 per share expiring on October 16, 2020. The options vest after a two-year minimum service period and the attainment of market performance conditions within the following three years. A proportion of 1/3 of the total number of options will vest upon every increase of $0.50 in the share market value of the Neptune common shares.

The number and weighted average exercise prices of performance options are as follows:

		2017		2016
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1, 2017 and March 1, 2016	$1.55	475,000	$1.55	625,000
Forfeited	1.55	(100,000)	1.55	(50,000)
Options outstanding at June 30, 2017 and May 31, 2016	$1.55	375,000	$1.55	575,000

Exercisable options at June 30, 2017 and May 31, 2016	$–	–	$–	–

Stock-based compensation recognized under this plan amounted to ($21,324) for the three-month period ended June 30, 2017 ($63,971 for the three-month period ended May 31, 2016).

(b)	Corporation Deferred Share Unit (‘’DSUs’’):

The Corporation has established an equity incentive plan for employees, directors and consultants of the Corporation. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.

16

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended June 30, 2017 and May 31, 2016

11.  Share-based payments (continued):

(b)	Corporation Deferred Share Unit (‘’DSUs’’) (continued):

		2017		2016
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	DSUs	price	DSUs

DSUs outstanding at April 1, 2017 and March 1, 2016	$1.60	425,354	$1.72	75,000
Granted	1.36	129,178	1.63	248,956
DSUs outstanding at June 30, 2017 and May 31, 2016	$1.54	554,532	$1.65	323,956

Exercisable DSUs at June 30, 2017 and May 31, 2016	$1.51	394,532	$1.67	163,956

Out of the 554,532 DSUs outstanding as at June 30, 2017, 160,000 DSUs vest upon achievement of performance conditions to be achieved no later than June 30, 2018, 101,398 DSUs vest upon services to be rendered during a period of twelve months, 218,134 vested DSUs were granted for past services and 75,000 DSUs were in compensation for consulting services to be rendered by a member of the Board of Directors. As at June 30, 2017 all services were rendered and the 75,000 DSUs have vested in full. However, the shares will be delivered when the consultant ceases to be a member of the board. The fair value of the DSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.

The weighted average fair value of the DSUs granted during the three-month period ended June 30, 2017 was $1.36 ($1.63 for the three-month period ended May 31, 2016) per unit. Stock-based compensation recognized under this plan amounted to $216,709 for the three-month period ended June 30, 2017 ($145,000 for the three-month period ended May 31, 2016).

(c)	Corporation warrants:

As part of the NeuroBioPharm Plan of Arrangement for the acquisition by Neptune of all of the issued and outstanding shares of NeuroBioPharm in February 2015, the rights over NeuroBioPharm warrants and call-options were exchanged for Neptune warrants.

The number and weighted average exercise prices of warrants are as follows:

	2017			2016
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	warrants	price	warrants

Warrants outstanding at April 1, 2017 and March 1, 2016	$21.50	24,174	$12.84	292,047
Forfeited	21.50	(465)	11.81	(128,425)
Expired	21.50	(23,709)	11.93	(134,102)
Warrants outstanding and exercisable at June 30, 2017 and May 31, 2016	$–	–	$21.50	29,520

17

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended June 30, 2017 and May 31, 2016

11.  Share-based payments (continued):

Share-based payments on shares of the subsidiary Acasti:

(d)	Acasti stock option plan:

The subsidiary, Acasti, has in place a stock option plan for directors, officers, employees and consultants of Acasti. The plan provides for the granting of options to purchase Acasti Class A shares (Common Shares). The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the TSXV at the close of markets the day preceding the grant. Under this plan, the maximum number of Class A shares (Common Shares) that may be issued upon exercise of options granted under the plan is 2,142,407, representing 20% of the number of Class A shares (Common Shares) issued and outstanding as at February 29, 2016. The terms and conditions for acquiring and exercising options are set by Acasti’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months and a gradual and equal acquisition of vesting rights not shorter than on a quarterly basis. The total number of shares issued to any one consultant cannot exceed 2% of Acasti’s total issued and outstanding shares. Acasti is not authorized to grant such number of options under the stock option plan that could result in a number of Class A shares (Common Shares) issuable pursuant to options granted to (a) related persons exceeding 10% of the Acasti’s issued and outstanding Class A shares (Common Shares) (on a non-diluted basis) on the date an option is granted, or (b) any one eligible person in a twelve-month period exceeding 5% of the Acasti’s issued and outstanding Class A shares (Common Shares) (on a non-diluted basis) on the date an option is granted.

On June 8, 2017, subject to shareholder approval at the next annual and special meeting of shareholders, the Board of Directors of Acasti approved amendments to the Stock Option to approve an aggregate fixed number of Common Shares that may be issued upon the exercise of all options granted under the plan at 20% of the issued and outstanding Common Shares as at March 31, 2017, representing 2,940,511 Common Shares as at March 31, 2017, which include the 2,142,407 Common Shares reserved for outstanding options under the Stock Option Plan as at the Record Date and an additional reserve of 798,104 Common Shares for issuance for additional grants.

The number and weighted average exercise prices of stock options are as follows:

		2017		2016
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1, 2017 and March 1, 2016	$2.58	1,424,788	$13.52	454,151
Granted	1.77	1,021,500	1.72	835,400
Forfeited	4.07	(18,600)	13.25	(82,500)
Expired	21.00	(50,500)	22.26	(10,500)
Options outstanding at June 30, 2017 and May 31, 2016	$1.83	2,377,188	$5.22	1,196,551

Options exercisable at June 30, 2017 and May 31, 2016	$2.25	337,167	$15.47	286,813

18

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended June 30, 2017 and May 31, 2016

11.   Share-based payments (continued):

(d)	Acasti stock option plan (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the three-month periods ended:

	2017	2016

Exercise price	$1.77	$1.72
Share price	$1.77	$1.72
Dividend	–	‒
Risk-free interest	1.17%	0.70%
Estimated life	5.90 years	4.38 years
Expected volatility	82.48%	75.52%

The weighted average fair value of the options granted to employees during the three-month period ended June 30, 2017 is $1.23 ($0.99 for the three-month period ended May 31, 2016). No options were granted to non-employees during the three-month periods ended June 30, 2017 and May 31, 2016.

Stock-based compensation recognized under this plan amounted to $35,508 for the three-month period ended June 30, 2017 ($64,340 for the three-month period ended May 31, 2016). The amount is included in the ‘’share-based payment transactions’’ of the equity attributable to non-controlling interest.

(e)	Acasti call-options:

From time to time, the Corporation awards incentive call-options over shares it owns in its subsidiary Acasti.

The number and weighted average exercise price of call-options on Acasti shares are as follows:

		2017		2016
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	call-options	price	call-options

Call-options outstanding at April 1, 2017 and March 1, 2016	$13.48	145,750	$12.65	292,850
Forfeited	6.49	(76,000)	30.00	(32,500)
Expired	30.00	(46,000)	2.79	(85,225)
Call-options outstanding at June 30, 2017 and May 31, 2016	$3.87	23,750	$14.23	175,125

Call-options exercisable at June 30, 2017 and May 31, 2016	$3.87	23,750	$14.23	175,125

No stock-based compensation was recognized under the call-option plan for the three-month period ended June 30, 2017 (nil for the three-month period ended May 31, 2016).

19

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended June 30, 2017 and May 31, 2016

12.   Income tax recovery (expense):

Income tax recognized in income or loss:

	Three-month	Three-month
	period ended	period ended
	June 30,	May 31,
	2017	2016

Deferred tax recovery (expense)	$20,092	$(291,679)

Income tax recovery (expense)	$20,092	$(291,679)

The deferred income tax recovery (expense) for the three-month periods ended June 30, 2017 and May 31, 2016, respectively, results from the recognition or utilization, respectively, of deferred tax assets recognized following the acquisition of Biodroga on January 7, 2016.

13.    Supplemental cash flow disclosure:

(a)	Changes in operating assets and liabilities:

	June 30,	May 31,
	2017	2016

Trade and other receivables	$1,673,146	$2,239,011
Tax credits receivable	73,384	(24,682)
Prepaid expenses	(931,319)	(261,835)
Inventories	(2,046,530)	1,329,137
Trade and other payables	(1,334,102)	(3,028,631)
Deferred revenues	179,782	49,962
Changes in operating assets and liabilities	$(2,385,639)	$302,962

(b)	Non-cash transactions:

	June 30,	May 31,
	2017	2016

Acquired property, plant and equipment included in trade and other payables	$244,453	$25,089
Intangible assets included in trade and other payables	3,722,884	‒
Intangible assets included in long-term payable	746,211	‒
Interest payable included in trade and other payables	39,891	‒
Liability settlement in shares	858,000	‒
Share issuance costs included in trade and other payables	9,930	‒
Convertible debenture interest paid in shares of subsidiary	17,096	‒

20

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended June 30, 2017 and May 31, 2016

14.  Financial instruments:

Financial instruments – carrying values and fair values:

Financial assets and liabilities measured at fair value on a recurring basis as at June 30, 2017 and March 31, 2017 are the investment in BlueOcean Nutrascience Inc. (“BlueOcean”), the derivative warrant liabilities and derivative swap agreements.

(i)	Other investment:

In October 2014, the Corporation received 3,750,000 publicly traded common shares of BlueOcean on the signing of a license agreement. In April 2015, the Corporation acquired 1,120,000 units under a private placement transaction of BlueOcean. The Corporation measures its investment in BlueOcean at fair value on a recurring basis with changes in fair value recorded in other comprehensive income (loss). This investment was measured using a level 1 input.

The fair value of the investment in BlueOcean was determined to be $34,090 or $0.07 per share as at June 30, 2017 ($65,745 or $0.135 as at March 31, 2017). The change in fair value amounted to a loss of $31,655 for the three-month period ended June 30, 2017 (2016 - $76,231) of which an amount of $31,655 (2016 - $73,050) is accounted for through other comprehensive loss and of nil (2016 - $3,181) is accounted for in change in fair value of derivative assets and liabilities.

(ii)	Derivative warrant liabilities:

Warrants issued as part of a public offering of units of Acasti composed of Class A shares and Class A share purchase warrants of Acasti in 2014 are derivative liabilities for accounting purposes due to the currency of the exercise price being different from Acasti’s functional currency.

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using a level 3 input.

The fair value of the derivative warrant liabilities was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

	June 30, 2017	March 31, 2017

Exercise price (1)	US$1.50	US$1.50
Share price (1)	US$1.32	US$1.36
Dividend	–	‒
Risk-free interest	1.28%	1.22%
Estimated life	1.43 years	1.68 years
Expected volatility	99.46%	108.35%

(1) In order to obtain one share of Acasti, 10 warrants must be exercised.

The fair value of the warrants issued was determined to be $0.04 per share issuable as at June 30, 2017 ($0.11 per share issuable as at March 31, 2017). The effect of an increase or a decrease of 5% the volatility used, which is the significant unobservable input in the fair value estimate, would result in a loss of $25,240 or a gain of $20,884 respectively.

21

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended June 30, 2017 and May 31, 2016

14.   Financial instruments (continued):

Financial instruments – carrying values and fair values (continued):

(ii)	Derivative warrant liabilities (continued):

The reconciliation of changes in level 3 fair value measurements of financial liabilities as at June 30, 2017 and March 31, 2017 is presented in the following table:

	June 30,	March 31,
	2017	2017

Opening balance at April 1, 2017 and March 1, 2016	$202,610	$151,343
Change in fair value (gain) loss	(129,260)	51,267
Closing balance at June 30, 2017 and March 31, 2017	$73,350	$202,610

(iii)	Derivative swap agreements:

	June 30,	March 31,
	2017	2017

Current asset
Cross currency swap contract	$60,846	$–
Non-current asset
Interest rate swap contract	13,671	–
	$74,517	$–

Current liability
Cross currency swap contract	$110,040	$–
Non-current liability
Cross currency swap contract	–	207,839
Interest rate swap contract	–	7,298
	$110,040	$215,137

The Corporation uses currency swap agreements to convert a long-term debt in pounds to the US dollar to mitigate its financial liabilities exposure to foreign currency risk as well as mitigate the risk from short-term financial assets denominated in US dollars. The Corporation did not apply hedge accounting to foreign currency differences arising from these agreements. These instruments were recorded into the consolidated statement of financial position at their fair value. The Corporation foreign exchange derivatives are as follows:

	Fixed rate	Notional		June 30,	March 31,
	%	amount	Maturity	2017	2017

Cross currency swap (GBP for CDN$)	12.00	CDN$ 3,639,930	April 30, 2018	$110,040	$177,098
Cross currency swap (CDN$ for US$)	13.17	US$ 2,768,850	April 30, 2018	(60,846)	30,741

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended June 30, 2017 and May 31, 2016

14.   Financial instruments (continued):

Financial instruments – carrying values and fair values (continued):

(iii)	Derivative swap agreements (continued):

The level 2 fair value determination of cross currency swap agreements is determined using rates published by the financial institution which is counterparty to these. The change in fair value of the CDN/US cross currency swap amounted to a gain of $91,587 for the three-month period ended June 30, 2017 and is accounted for in change in fair value of derivative assets and liabilities. The change in fair value of the GBP/CDN cross currency swap amounted to a gain of $67,058 for the three-month period ended June 30, 2017 and is accounted for in change in fair value of derivative assets and liabilities. The Corporation has reserved $164,000 of short-term investments as pledge for the cross currency swap.

An assumed 1% change in the foreign exchange rate would not have a material effect on the net loss.

The Corporation uses interest rate swap agreement to lock-in a portion of its debt cost and reduce its exposure to the variability of interest rates by exchanging variable rate payments for fixed rate payments. The Corporation has designated its interest rate swap as cash flow hedge for which it uses hedge accounting. The maturity analysis associated with the interest rate swap agreement used to manage interest risk associated with long-term debt is as follows:

	Fixed rate	Notional		June 30,	March 31,
	%	amount	Maturity	2017	2017

Interest rate swap agreement	2.94	$4,486,604	Dec. 27, 2018	$(13,671)	$7,298

The level 2 fair value determination of the interest rate swap is measured using a generally accepted valuation technique which is the discounted value of the difference between the value of the swap based on variable interest rates (estimated using the yield curve for anticipated interest rates) and the value of the swap based on the swap’s fixed interest rate. The Corporation’s and the counterparty’s credit risk is also taken into consideration in determining fair value. The interest rate swap is decreasing at the same proportion of the debt covered. The change in fair value is recognized in other comprehensive income.

An assumed 1% change in the interest rate would not have a material effect on the net loss.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The carrying value of the restricted short-term investment also approximates its fair value given the short-term maturity of the reinvested funds.

The fair value of the fixed rate loans and borrowings and liability component of the convertible debentures is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of these instruments approximates the carrying amounts and was measured using level 3 inputs.

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended June 30, 2017 and May 31, 2016

15.  Commitments and contingencies:

(a)	Commitments:

(i)	In the normal course of business, Acasti has signed agreements with various partners and suppliers for them to execute research and development projects and to produce certain tools and equipment. Acasti has reserved certain rights relating to these projects. The Corporation’s subsidiary initiated research and development projects that are planned to be conducted over a 12-month period for a total cost of $4,845,251, of which an amount of $1,005,001 has been paid to date. As at June 30, 2017, an amount of $666,259 is included in ''Trade and other payables'' in relation to these projects.

During the thirteen-month period ended March 31, 2017, Acasti entered into a contract to purchase production equipment for a total cost of $1,044,756 to be used in the manufacturing of the clinical and future commercial supply of Capre, of which an amount of $799,631 has been paid to date. As at June 30, 2017, an amount of $227,098 is included in “Trade and other payables” in relation to this equipment.

(ii)	As at September 30, 2016, Neptune has entered into an exclusive commercial agreement for a speciality ingredient. According to this agreement, to maintain the exclusivity, Neptune must reach minimum annual volumes of sales for the duration of the agreement of 11 years. In addition, Neptune has to pay royalties on sales.

(iii)	In the normal course of business, the Corporation has signed agreements amounting to $2,385,208 as at June 30, 2017 with various partners and suppliers mainly for raw material purchases.

(b)	Contingencies:

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follows:

(i)	A former CEO of the Corporation is claiming the payment of approximately $8,500,000 and the issuance of equity instruments. As the Corporation’s management believes that these claims are not valid, no provision has been recognized. As of the date of these consolidated interim financial statements, no agreement has been reached. Neptune and its subsidiaries also filed an additional claim to recover certain amounts from this former officer. All outstanding share-based payments held by the former CEO have been cancelled during the year ended February 28, 2015.

(ii)	Under the terms of an agreement entered into with a corporation controlled by the former CEO of the Corporation, the Corporation should pay royalties of 1% of its krill oil revenues in semi-annual instalments, for an unlimited period. Neptune filed a motion challenging the validity of certain clauses of the agreement.

(iii)	The Corporation initiated arbitration against a customer that owed approximately $5 million (US$3.7 million). The full amount receivable has been written-off. This customer is counterclaiming a sum in damages. As the Corporation’s management believes that this claim is not valid, no provision has been recognized.

Although the outcome of the these and various other claims and legal proceedings against the Corporation as at June 30, 2017 cannot be determined with certainty, based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, would not have a material adverse effect on the Corporation’s financial position or overall trends in results of operations.

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended June 30, 2017 and May 31, 2016

16.  Operating segments:

The Corporation has two reportable segments, as described below, which are the Corporation’s strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation’s Chief Operating Decision Maker reviews internal management reports on at least a quarterly basis.

The following summary describes the operations in each of the Corporation’s reportable segments:

•	Nutraceutical segment produces and commercializes nutraceutical products and turnkey solutions for primarly omega-3 softgel capsules and liquids.

•	Cardiovascular segment develops pharmaceutical products for cardiovascular diseases.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment net income (loss), as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker. Segment income (loss) is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on predetermined rates accepted by all parties involved.

Three-month period ended June 30, 2017:

			Intersegment
	Nutraceutical	Cardiovascular	eliminations	Total

Revenue from external sales and royalties	$6,530,814	$–	$–	$6,530,814
Gross margin	2,442,832	–	–	2,442,832

Research and development expenses	(412,602)	(2,006,060)	580,707	(1,837,955)
Research tax credits and grants	20,023	23,906	–	43,929
Selling, general and administrative expenses	(2,820,510)	(816,538)	–	(3,637,048)
Loss from operating activities	(770,257)	(2,798,692)	580,707	(2,988,242)

Finance income	8,017	15,675	–	23,692
Finance costs	(582,125)	(128,677)	–	(710,802)
Change in fair value of derivative assets and liabilities	158,645	133,559	(4,299)	287,905
Loss before income tax	(1,185,720)	(2,778,135)	576,408	(3,387,447)

Income taxes	20,092	–	–	20,092
Net loss	(1,165,628)	(2,778,135)	576,408	(3,367,355)

Depreciation and amortization	(939,860)	(667,929)	580,707	(1,027,082)
Stock-based compensation	(361,834)	(35,508)	–	(397,342)
Reportable segment assets	94,469,184	22,527,101	(11,883,101)	105,113,184
Reportable segment liabilities	28,957,470	3,550,105	(79,096)	32,428,479

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended June 30, 2017 and May 31, 2016

16.   Operating segments (continued):

Three-month period ended May 31, 2016:

			Intersegment
	Nutraceutical	Cardiovascular	eliminations	Total

Revenue from external sales and royalties	$11,254,517	$2,888	$–	$11,257,405
Gross margin	3,517,097	2,888	–	3,519,985

Research and development expenses	(404,684)	(2,418,702)	580,707	(2,242,679)
Research tax credits and grants	9,354	23,417	–	32,771
Selling, general and administrative expenses	(3,190,614)	(565,996)	–	(3,756,610)
Loss from operating activities	(68,847)	(2,958,393)	580,707	(2,446,533)

Finance income	787	59,187	(45,246)	14,728
Finance costs	(887,367)	(287,092)	45,246	(1,129,213)
Change in fair value of derivative assets and liabilities	(3,181)	32,739	(1,053)	28,505
Loss before income tax	(958,608)	(3,153,559)	579,654	(3,532,513)

Income taxes	(291,679)	–	–	(291,679)
Net loss	(1,250,287)	(3,153,559)	579,654	(3,824,192)

Depreciation, amortization and impairment loss	(765,765)	(608,636)	580,707	(793,694)
Stock-based compensation	(417,502)	(64,340)	–	(481,842)
Reportable segment assets	89,317,475	25,745,687	(14,369,315)	100,693,847
Reportable segment liabilities	35,602,949	1,614,873	(49,219)	37,168,603

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular segment operating under license issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The intangible license asset of the cardiovascular segment and its amortization charge are eliminated upon consolidation. Intersegment balances payable or receivable explain further eliminations to reportable segment assets and liabilities.

The nutraceutical segment is the primary obligor of corporate expenses of the Corporation. All material corporate expenses are allocated to each reportable segment in a fraction that is commensurate to the estimated fraction of services or benefits received by each segment. These charges may not represent the cost that the segments would otherwise need to incur, should they not receive these services or benefits through the shared resources of the Corporation or receive financing from the nutraceutical segment.

26

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

For the three-month periods ended June 30, 2017 and May 31, 2016

17.   Related parties:

Key management personnel compensation:

The key management personnel are the officers of the Corporation and members of the Board of Directors. They control 9% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three-month periods ended June 30, 2017 and May 31, 2016:

	2017	2016

Short-term benefits	$800,565	$623,739
Share-based compensation costs	359,857	352,076
	$1,160,422	$975,815

18.    Subsequent event:

On August 8, 2017, Neptune and Aker BioMarine Antarctic AS (“Aker BioMarine”) announced that they have concluded an agreement whereby Aker BioMarine acquired Neptune’s krill oil inventory and intellectual property for a cash consideration of US$34 million paid at closing. Under this agreement, Neptune exits bulk krill oil manufacturing and distribution activities and Aker BioMarine becomes exclusive krill oil supplier to Neptune’s solutions business. Some of the proceeds will be used to partly reduce debt and the balance will be allocated to innovation projects, such as the Green Valley medical cannabis oil extraction project and to acquisitions, in line with its growth strategy.

The Sherbrooke facility is not part of the transaction and the Company is now exploring potential alternatives for its use through the development of unique extractions targeted towards high potential growth segments. While a small team of people will be retained to continue work on special projects including the medical cannabis project at the facility, a large number of our employees (approximately 50 employees) will see their employment end as part of this transaction.

The Corporation is currently evaluating the full impact of this transaction on its financial statements, including but not limited to consideration of the revaluation of the useful life or possible need for impairment of the plant and related equipment totaling approximately $41 million as at June 30, 2017.

27